UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 000-28996

ELBIT IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Shelf Prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Report on Form 6-K consists of the following document, which is attached hereto and incorporated by reference herein, solely for the purpose of incorporation by reference into the Registrant's Shelf Prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009:

99.1
Consent of KPMG Hungaria Kft., in connection with their report dated June 25, 2009, with respect to the consolidated balance sheet of Plaza Centers N. V. as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008, which report appears in the December 31, 2009 annual report on Form 20-F/A of Elbit Imaging Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD.

Date: January 27, 2011	By:	/s/ Shimon Yitzhaki
Shimon Yitzhaki Executive Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.1
Consent of KPMG Hungaria Kft., in connection with their report dated June 25, 2009, with respect to the consolidated balance sheet of Plaza Centers N. V. as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008, which report appears in the December 31, 2009 annual report on Form 20-F/A of Elbit Imaging Ltd.